LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED
2006 MAR 23 P 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011902

BY MAIL

March 9, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of February 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

dlw 3/23

LAKE SHORE GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

SUMMARY OF GOLD RESOURCES AND AN EXPLORATION UPDATE FOR LAKE SHORE'S TIMMINS AREA PROPERTIES

February 7, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** is issuing this news release to confirm the Company's National Instrument 43-101 ("NI 43-101") resources on its Timmins West Gold Property and the historical resource estimates on its Vogel, Desantis and Schumacher properties, which estimates are not NI 43-101 compliant resources. This release also provides an exploration update on the Company's properties in the Timmins area, Ontario.

Timmins West Gold Property

National Instrument 43-101 Resource Estimate
The NI 43-101 resources for the Timmins West Gold Property are shown in the table below (Reference: Technical report by L.D.S. Winter, P. Geo. dated January 25, 2006 and filed on SEDAR):

Category	Tonnes	Grade Cut[1] (g Au/t)	Grade uncut (g Au/t)	Contained ounces (cut)[2]	Contained ounces (uncut)[2]
Indicated	1,369,000	10.96	16.45	482,000	724,000
Inferred	200,000	8.70	12.43	56,000	80,000

[1] Minimum cutoff grade for Indicated and Inferred resources is 6 grams per tonne gold. All assays are cut to 50 grams per tonne gold except the Footwall Zone, which is cut to 30 grams per tonne gold.
[2] The Company is presenting both uncut and cut figures as it is not possible at this stage to determine which figure is more representative of the mineralized zones on the Timmins West Gold Property.

Additional Inferred resources in the three to six grams per tonne gold range are approximately one million tonnes grading approximately four grams per tonne gold.

Exploration Update
The Timmins West Gold Property is located north of the Destor-Porcupine Fault Zone on the west end of the Timmins Gold Camp, 18 kilometres west of the city of Timmins.

In January 2005 a resource expansion drill program was initiated, together with a pre-feasibility study on the mineralization that will involve metallurgical studies, mine planning and design, a mine tailings study, environmental studies, and will address permitting issues. Four drill rigs concentrated on completing sectional drilling at 50 metre centres. A fifth drill was used to test exploration targets on the Property.

Drill results released on May 30, 2005 confirmed that the mineralization extends an additional 450 metres (down plunge) past the current indicated resource audit completed in September 2004, representing an order of magnitude step out for the mineralization. Subsequent drill results reported in a News Release dated August 15, 2005 further demonstrated the down plunge predictability of both the Ultramafic and Footwall mineralized zones. Core intersection highlights within the Ultramafic Zone include 4.65 grams per tonne gold (cut) over 29.10 metres, including 18.09 grams per tonne gold (cut) over 5.70 metres and another hole returning 6.2 grams per tonne gold (cut) over 10.80 metres.

On November 4, 2005 the Company reported that two holes drilled across the plunge of the ultramafic intrusive that is host to the Ultramafic Zone intersected high-grade mineralization over significant widths. Core intersection highlights include 9.28 grams per tonne gold (cut) over 24.35 metres, including 17.76 grams per tonne gold (cut) over 6.80 metres, another hole returning 6.50 grams per tonne gold (cut) over 8.75 metres, and a third hole returning 4.55 grams per tonne gold (cut) over 10.40 metres, including 24.79 grams per tonne gold (cut) over 1.50 metres. Furthermore, assay results confirm that the Ultramafic Zone and Footwall Zone mineralized envelopes maintain their consistently wide widths, strong alteration, and veining between previously drilled sections (core intersections of 3.91 grams per tonne

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gold over 46.00 metres, 7.87 grams per tonne gold over 33.60 metres, and 2.04 grams per tonne gold over 34.20 metres).

Five drills are currently in operation, four continuing sectional and infill drilling and the fifth testing other exploration targets on the Property. Drilling on section 4550E has been completed, while drilling continues on section 4450E and is expected to be completed by the end of February. Drilling on section 4400E (a new section) has just been initiated and will be in progress until late second quarter 2006. Once completed, the Company will have finished all previously undrilled sections at 50 metre intervals, down to section 4350E, the deepest section drilled to date. The other two drills will be testing the Main Zone and Vein Zones down plunge of their previously known extent.

Pre-Feasibility Study
The pre-feasibility study at the Timmins West Gold Property has been significantly advanced through the 2005 program. The metallurgical study, tailings design and an updated deposit model are nearing completion, while environmental assessment studies and permitting are ongoing, and the mine plan is awaiting finalized input from the other studies. It is anticipated that the pre-feasibility study will be completed by mid-2006.

Historic Resources for Lake Shore's Other Properties

The resource estimates described below for the Vogel, Schumacher and DeSantis Gold Properties are historic and the Company is not treating the estimates as National Instrument 43-101 defined resources. The Company has not completed the work necessary to verify the classification of the resources and therefore such historic estimates should not be relied upon. The Company believes that these historic estimates are relevant because they were an important consideration in the decision to acquire these properties and due to their proximity to the Timmins West Gold Property.

Vogel Gold Property

Historic Resource
The Vogel Property has been explored by several companies in the past and contains two historic resource estimates. (Referenced previously in the Company's press releases on March 7, May 30, August 15, December 1 and December 5, 2005.)

The following historic resource estimate was reported by Black Hawk Mining Inc., a subsidiary of Glencairn Gold Corporation. (Reference: 2003 Annual Report, Glencairn Gold Corporation.):

Vogel Resource Estimate
Measured and indicated resources:
642,000 tonnes at 12.7 grams per tonne gold (containing 261,100 ounces of gold)

Inferred resources:
933,800 tonnes at 12.7 grams per tonne gold (containing 379,800 ounces of gold)

The following historic resource estimate was completed by Kinross Gold Corporation. (Reference: 1997 Annual Report, Black Hawk Mining Inc.):

1997 Vogel Resource Estimate
1,706,500 tonnes at 8.38 grams per tonne gold (cut to one ounce gold) containing 459,700 ounces of gold.

Exploration update
The Vogel Gold Property consists of one mining lease in Hoyle Township, within the eastern part of the Timmins Gold Camp, and straddles an 800-metre section of the favourable gold-bearing stratigraphy between the Hoyle Pond and Bell Creek gold deposits. The Hoyle Pond deposit (currently in production) is located two kilometres to the east of the Property and has the highest head grade of all significant past

and present gold producers in the Timmins Gold Camp, while the Bell Creek deposit (a former producer) is located 1.4 kilometres to the west of the Vogel Gold Property.

In August 2005 the Company initiated a first phase drill program to test for flat vein (horizontal) structures and northeasterly oriented veins, neither having been the focus of any previous drill program, yet which constitute a very important gold host within the adjacent Hoyle Pond Mine. Drill results were released on December 5, 2005. Eighteen shallow holes drilled (totaling 4,476 metres) from August to November 2005 successfully intersected gold-bearing horizontal veins. Significant core intersections include 28.80 grams per tonne gold over 1.30 metres, 98.08 grams per tonne gold over 0.50 metres, 208.85 grams per tonne gold over 0.22 metres, and 166.79 grams per tonne gold over 0.78 metres.

A second phase drill program is to be initiated within the first quarter of 2006.

Desantis Gold Property

Historic Resource
This Property has a past history of limited underground mining (mainly in the 1930's and 1940's) accessed by two shafts and 23,403 feet of underground drifting. Limited surface and underground exploration in the 1980's was summarized in reports commissioned by Stan North Mining Corp./Golden Terrace Resources Corp., which refer to resource estimates for a number of mineralized zones accessible by underground workings (1989 Report by Van Hees Geological Services and a 1988 Report by Derry, Michener, Booth & Wahl, referenced previously in Lake Shore News Releases dated February 24, May 30, and August 15, 2005). These include:

Hydrothermal Zone Resource Estimate ("HTAZ") - (located between 500 – 775 foot level)
129,000 tons at 0.265 ounces per ton gold (grade cut to one ounce per ton gold) and 0.58 ounces per ton (uncut)

Albitite Zone Resource Estimate - (located between 715 - 1175 foot level)
72,212 tons at 0.229 ounces per ton gold (grade cut to one ounce per ton gold)

Albitite West Zone Resource Estimate – (located between 1175 - 1500 foot level)
63,640 tons at 0.079 ounces per ton gold

Arsenopyrite Zone Resource Estimate – (at the 1175 foot level)
5,088 tons at 0.12 ounces per ton gold

Exploration Update
The DeSantis Gold Property consists of 22 patented and two leased claims located immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp, and eight kilometres east of the Company's Timmins West Gold Property. The Property has a past history of underground mining (mainly in the 1930's and 1940's).

On December 8, 2005, the Company announced that phase one drilling had commenced and would consist of 5,000 metres of drilling in order to test new targets defined by the Company's compilation of historical data, and to target mine stratigraphy at depth with the objective of expanding the known resources. By the end of 2005, four holes were completed totaling 2,176 metres. At present, two drills are in operation, drilling the downward and western projection of the Hydrothermal, Arsenopyrite and Albitite Zones.

Schumacher Gold Property

Historic Resource
The Schumacher Gold Property consists of one patented lot covering 64 hectares, located contiguous to and west of Lake Shore's Vogel Property and containing a historic measured and indicated resource

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estimate (1997 report by Pentland Firth Ventures Ltd.). (Referenced previously in the Company's News Release dated December 1, 2005). The Schumacher Property has seen limited exploration in the past.

Schumacher Resource Estimate
Measured and Indicated Resource:
156,000 tonnes at 5.99 grams per tonne gold (uncut)

Exploration Update
On December 1, 2005 the Company announced the execution of a 20-year lease agreement with the Canada Trust Company and an individual (as trustees of an estate) giving the Company a leasehold interest in the surface and mining rights on the Schumacher Gold Property. Through the acquisition of the Vogel Property, and the adjacent and contiguous Schumacher Property to the west, the Company has consolidated 1.6 kilometres of the main mine stratigraphy between the Hoyle Pond Mine to the east and the Bell Creek Mine to the west. The Company is currently finalizing a data compilation and review of both the Schumacher and Vogel properties in preparation for a first quarter drill program.

Blakelock Gold Property

Exploration Update
The Company's 100%-owned Blakelock Gold Property consists of three claims (45 units) in Blakelock Township located approximately 140 kilometres northeast of the city of Timmins and 58 kilometres west of the Casa Berardi Gold Mine, along the western extension of the Casa Berardi Fault. A ground magnetic survey (27 line kilometres) was completed on the Property in early September 2005 in preparation of an early 2006 drill program. Drilling will follow-up on historic core intersections reported by Esso Minerals Canada Limited of 34.50 grams per tonne gold and 260.97 grams per tonne silver over 2.95 metres and 9.39 grams per tonne gold and 26.69 grams per tonne silver over 2.90 metres, and test a 500 metre coincidental IP anomaly. Mobilization planning is currently in progress, with drilling expected to begin within one month.

Qualified Person
All of Lake Shore's properties in the Timmins area, Ontario, are being supervised by Dr. Michael J. Byron, P.Geo., the Qualified Person for the Company. Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

Daniel G. Innes, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CLOSES CDN$20 MILLION BOUGHT DEAL FINANCING

February 13, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** announced today that the bought deal financing disclosed on January 24, 2006 has closed and it has received gross proceeds of Cdn$20,000,000. The syndicate of underwriters led by Raymond James Ltd. and including Haywood Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Octagon Capital Corporation, purchased 2,000,000 flow–through shares at $2.50 per share and 7,317,073 common shares, including 1,219,512 common shares in the over-allotment option, at $2.05 per share.

Net proceeds from the sale of the offering will be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements.

The offering was made in the provinces of British Columbia, Alberta, Manitoba, Québec and Ontario. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The independent directors of Lake Shore Gold approved the participation in the offering, on the same terms as arm's length investors, of certain insiders of the Company. The Company has been advised that the shares were acquired for investment purposes.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

Thomas W. Beattie, VP Corporate Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com